

May 8, 2013

Via E-mail
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328

> **RE:** **Beazer Homes USA, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 13, 2012**
> **Response dated April 26, 2013**
> **File No. 1-12822**

Dear Mr. Salomon:

We have reviewed your response letter dated April 26, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Financial Statements

Notes to the Financial Statements

Note 12. Stockholders' Equity, page 66

1. We note your response to comments three through five of our letter dated April 19, 2013. ASC 260-10-45-13 states that shares issuable for little or no cash consideration upon the satisfaction of certain conditions shall be considered outstanding common shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied. In this regard, it appears that the minimum number of

common shares that are issuable upon the passage of time pursuant to the prepaid stock purchase grant agreements should be included in your determination of basic earnings per share. Please amend your Form 10-K for the year ended September 30, 2012 and your subsequent Forms 10-Q to restate your financial statements to include these shares of common stock in your determination of basic earnings per share for each period presented. Alternatively, provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N for each of the three years in the period ended September 30, 2012 and subsequent interim periods.

2. We remind you that when you file your amended Form 10-K for the year ended September 30, 2012 and amended Forms 10-Q you should appropriately address the following:
  - an explanatory paragraph in the reissued audit opinion included in the Form 10-K/A;
  - full compliance with paragraphs ASC 250-10-45-22 through 45-24 and 250-10-50-7 through 50-10;
  - fully update all affected portions of the document, including MD&A;
  - label the appropriate columns on your financial statements as restated;
  - updated disclosures under Item 9A of your Form 10-K/A and Item 4 of your Form 10-Q/A should include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it;
    - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and/or internal controls over financial reporting;
    - changes to internal controls over financial reporting; and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature. Refer to Items 307 and 308 of Regulation S-K; and
  - include all updated certifications.

We also remind you of the filing requirements of Item 4.02 of Form 8-K.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief